ALTEROLA BIOTECH, INC.

October 26, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Margeret Schwartz

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:   Alterola Biotech, Inc.

Registration Statement on Form S-1

File No. 333-260340

Dear Ms. Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alterola Biotech, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on October 29, 2021, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:   /s/ Seamus McAuley

Seamus McAuley

Chief Executive Officer

47 Hamilton Square Birkenhead Merseyside

CH41 5AR United Kingdom

(800) 706-0806